Filed Pursuant to Rule 424(b)(3)

Registration No. 333-225049

Prospectus Supplement

(to Prospectus dated July 23, 2018)

Jones Soda Co.

Up to 11,315,000 Shares of Common Stock

This prospectus supplement supplements the prospectus, dated July 23, 2018 (the “Prospectus”), which forms a part of our Amendment No. 1 to our Registration Statement on Form S-3 on Form S-1 (Registration No. 333-225049). This prospectus supplement is being filed to update, amend and supplement the information included or incorporated by reference in the Prospectus with the information contained in our current report on Form 8-K, filed with the Securities and Exchange Commission (the “Commission”) on November 27, 2018 (the “Current Report”). Accordingly, we have attached the Current Report (including exhibits) to this prospectus supplement.

The Prospectus and this prospectus supplement relates to the sale of up to 11,315,000 shares of our common stock which may be resold from time to time by the selling shareholders identified in the Prospectus. The shares of common stock covered by the Prospectus and this prospectus supplement are issuable upon the conversion of a portion or all of the convertible subordinated promissory notes (the “Convertible Notes”) issued pursuant to that certain Note Purchase Agreement dated as of March 23, 2018 among the Company and the purchasers of the Convertible Notes. We are not selling any common stock under the Prospectus and this prospectus supplement and will not receive any of the proceeds from the sale or other disposition of shares by the selling shareholders.

This prospectus supplement should be read in conjunction with the Prospectus. This prospectus supplement updates, amends and supplements the information included or incorporated by reference in the Prospectus. If there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Our common stock is listed for quotation on the OTCQB quotation system under the symbol “JSDA.” The last bid price of our common stock on November 26, 2018 was $0.30725 per share.

Investing in our common stock involves a high degree of risk. You should review carefully the risks and uncertainties described under the heading “Risk Factors” of the Prospectus, and under similar headings in any amendment or supplements to the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of the Prospectus or this prospectus supplement. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is November 27, 2018.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_____________________

Form 8-K
_____________________

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event Reported): November 23, 2018

Jones Soda Co.
(Exact Name of Registrant as Specified in Charter)

Washington	0-28820	52-2336602
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification Number)

66 South Hanford Street, Suite 150, Seattle, Washington 98134
(Address of Principal Executive Offices) (Zip Code)

(206) 624-3357
(Registrant's telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:
[ ]	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
[ ]	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
[ ]	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
[ ]	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2). Emerging growth company [   ]

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. [   ]

Item 5.02. Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

Increase to Size of Board; Appointment of New Director

Effective November 23, 2018, the Board of Directors (the “Board”) of Jones Soda Co. (the “Company”) approved an increase to the size of the Board to seven (7) directors in accordance with Section 3.2 of the Company’s Amended and Restated Bylaws (the “Bylaws”) and, upon the recommendation of the Nominating Committee of the Board and in accordance with the Bylaws, appointed Vanessa Walker to fill the vacancy on the Board resulting from the increase in the size of the Board.  Ms. Walker’s term of office will expire at the Company’s 2019 annual meeting of shareholders, or her earlier resignation, death or removal.

From January 2016 to October 2018, Ms. Walker served as the executive vice president of marketing and innovations at Celsius Holdings (Nasdaq: CELH), a maker of clinically proven performance drinks. From January 2008 to January 2016, Walker served as senior vice president of sales and marketing at La Croix Sparkling Water, a division of National Beverage Corp. (Nasdaq: FIZZ). Prior to her time at La Croix, Ms. Walker served in various marketing and managerial roles at other beverage brands and retailers. Walker received her MBA in International Business from Mercer University, and a BA in Arts, English and Business from Florida State University.

Ms. Walker will be eligible to participate in the Company’s amended compensation plan for non-employee directors in effect and as amended from time to time, as described in the Company’s proxy statement on Schedule 14A for its 2018 Annual Meeting of Shareholders filed with the Securities and Exchange Commission on March 29, 2018.

A copy of the Company’s press release announcing Ms. Walker’s appointment is filed with this report as Exhibit 99.1, and is incorporated herein by reference.

Item 9.01. Financial Statements and Exhibits.

(d)        Exhibits.

Exhibit No.	Description

99.1	Press Release dated November 27, 2018.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Jones Soda Co.

Date: November 27, 2018	By:	/s/ Jennifer Cue
Jennifer Cue
Chief Executive Officer

EXHIBIT 99.1

Jones Soda Appoints Vanessa Walker to its Board of Directors

- Senior Executive Joins with Nearly 25 Years of Experience in Developing Consumer & Beverage Brands -

SEATTLE, Nov. 27, 2018 (GLOBE NEWSWIRE) -- Jones Soda Co. (the “Company”) (OTCQB: JSDA), a leader in the craft soda category and known for its unique branding and innovative marketing, has appointed Vanessa Walker to its board of directors, effective November 21st. The addition expands the board to seven members, of which six members are independent under applicable standards.

Walker was most recently the executive vice president of marketing and innovations at Celsius Holdings (Nasdaq: CELH), a maker of clinically proven performance drinks. She was instrumental in developing winning strategies to drive brand growth, including serving as the transitional leader to redefine the brand’s identity, repositioning the supplemental facts panel brand, CELSIUS, for sale on the beverage aisle, and further defining its position as a proven functional, healthy energy beverage. Walker also helped relaunch the brand in January 2017 with a new brandmark, package design and seven new flavors.

“Vanessa is a highly-seasoned executive who brings a wealth of experience in driving dynamic brand growth in various categories within the beverage industry,” said Jennifer Cue, the Company’s president and CEO. “She will be a valuable asset to Jones Soda and Lemoncocco as we leverage our strong brand identities in the craft beverage market to a broader target audience.”

From 2008 to 2016, Walker served as senior vice president of sales and marketing at La Croix Sparkling Water, a division of National Beverage Corp. (Nasdaq: FIZZ). During her time with La Croix, she helped grow the brand’s sales from $34 million to over $200 million. Before La Croix, she served in various marketing and managerial roles at other beverage brands and retailers.

Walker commented: “Jones has positioned its product portfolio for broad demographic appeal through initiatives like Jones fountain and Lemoncocco. I plan to utilize my beverage industry expertise to help Jones shape an expansion plan for its robust target market.”

Walker received her MBA in International Business from Mercer University, and a BA in Arts, English and Business from Florida State University.

About Jones Soda Co.
Headquartered in Seattle, Washington, Jones Soda Co.® (OTCQB: JSDA) markets and distributes premium beverages under the Jones® Soda and Lemoncocco® brands. A leader in the premium soda category, Jones Soda is made with pure cane sugar and other high-quality ingredients, and is known for packaging that incorporates ever-changing photos sent in from its consumers. Jones’ diverse product line offers something for everyone – pure cane sugar soda, zero-calorie soda and Lemoncocco non-carbonated premium refreshment. Jones is sold across North America in glass bottles, cans and on fountain through traditional beverage outlets, restaurants and alternative accounts. For more information, visit www.jonessoda.com or www.myjones.com or www.drinklemoncocco.com.

Investor Relations Contact:
Cody Slach
Liolios
1-949-574-3860
JSDA@liolios.com